PROXY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON JUNE 14, 2007

The undersigned Unitholder of Enterra Energy Trust (the “Trust”) hereby appoints R.H. (Joe) Vidal, Chairman of Enterra Energy Corp. (“Enterra”) of Saskatoon, Saskatchewan, or failing him, E. Keith Conrad, President and Chief Executive Officer of Enterra of Calgary, Alberta, or instead of either of them _____________________________ as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Annual General and Special Meeting of Unitholders of the Trust, to be held on June 14, 2007 (the “Meeting”), at any adjournment(s) thereof, and at every poll arising therefrom:

1.

VOTE FOR _____ or WITHHOLD FROM VOTING ON _____ the resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to fix their remuneration.

2.

VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution to set the number of directors to be elected at the Meeting at five.

3.

VOTE FOR _____ or WITHHOLD FROM VOTING ON _____ the election of the slate of directors set out in management’s Information Circular – Proxy Statement dated May 1, 2007 (the “Circular”).

4.

VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the special Indenture Amendment Resolution as set out in the Circular dated May 1, 2007.

5.

VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution authorizing the amendment to the Trust Unit Option Plan as set out in the Circular.

6.

VOTE FOR _____ or VOTE AGAINST _____ WITHHOLD FROM VOTING ON _____ the resolution authorizing the amendment to the Restricted Unit and Performance Unit Incentive Plan as set out in the Circular; and

To vote at the discretion of said Proxy upon any amendments to or variations of the above matters or any other matters properly brought before the Meeting or adjournment(s) thereof.

This Proxy is solicited by management of Enterra in its capacity as administrator of the Trust.  If named as proxy, the management designees will vote the Trust Units represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A Unitholder has the right to appoint a proxy other than management’s nominees to attend and act for him or her at the Meeting.  To exercise this right, cross out the names of management’s nominees and legibly print the name of your appointee, who need not be a Unitholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

Dated this _____ day of _____________, 2007.

____________________________________

(signature of Unitholder(s))

____________________________________

(name(s) of Unitholder(s), please print)

Notes:

1)

Joint owners should each sign;

2)

Executors, trustees, administrators, etc. should include their full title;

3)

For corporations, the proxy must be under seal or signed by a duly authorized officer or attorney;

4)

For trusts, the proxy must be under seal or signed by a duly authorized officer or attorney and accompanied by a copy of such authorization;

5)

A proxy will not be valid unless properly completed, dated (if this proxy is not dated, it shall be deemed to bear the date on which it was mailed) and received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E. Calgary, Alberta T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof.